

02007378

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 52714 |



RECEIVED
MAR 01 2002
143


## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BPMG Insurance Services, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 California Street Suite 1330
(No. and Street)

San Francisco (City) California (State) 94108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Henry Pilger (415) 477-8600
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — if individual, state last, first, middle name)

9010 Corbin Ave., Suite 7 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Henry Pilger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BPMG Insurance Services, Inc., as of December 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of San Francisco
Subscribed and sworn (or affirmed) to before me this 27 day of February 2002

Notary Public

Signature

Financial Operations Mgr
Title


CYNTHIA Y. LIM
COMM. #1317592
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Aug. 12, 2005
PC01
PC01

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
BPMG Insurance Services, LLC

I have audited the accompanying statements of financial condition of BPMG Insurance Services, LLC as of December 31, 2001 and the related statements of operations, changes in members' equity and cash flows for the period from inception (February 22, 2000) to December 31, 2001, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BPMG Insurance Services, LLC as of December 31, 2001 and the results of its operations and its cash flows for the initial period then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.



Kevin G. Breard
Certified Public Accountant

Northridge, California
February 15, 2002

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

**BPMG Insurance Services, LLC**
**Statement of Financial Condition**
**December 31, 2001**

**Assets**

| | |
|---|---|
| Cash and cash equivalents | $ 15,536 |
| **Total assets** | $ 15,536 |

**Liabilities and Members' Equity**

| | |
|---|---|
| **Liabilities** | |
| Accounts payable & accrued expenses | $ 5,000 |
| **Total liabilities** | 5,000 |
| **Members' equity** | |
| Members' equity | 10,536 |
| **Total members' equity** | 10,536 |
| **Total liabilities and members' equity** | $ 15,536 |

*The accompanying notes are an integral part of these financial statements.*

## BPMG Insurance Services, LLC
## Statement of Operations
## For the period from inception (February 22, 2000) to December 31, 2001

| | |
|---|---|
| **Revenue** | |
| Insurance commissions | $ 75,379 |
| Access fees | 277,600 |
| Interest income | 96 |
| **Total revenue** | 353,075 |
| **Expenses** | |
| Administrative staffing and management | 331,000 |
| Taxes and licenses, other than income taxes | 2,215 |
| Other operating expenses | 22,682 |
| **Total expenses** | 355,897 |
| **Net income (loss) before income tax provision** | (2,822) |
| **Income tax provision** | |
| Income tax provision | 2,642 |
| **Total income tax provision** | 2,642 |
| **Net income (loss)** | $ (5,464) |

*The accompanying notes are an integral part of these financial statements.*

**BPMG Insurance Services, LLC**
**Statement of Changes in Member's Equity**
**For the period from inception (February 22, 2000) to December 31, 2001**

| | Members' Equity (Deficit) | Total |
|---|---|---|
| Balance on February 22, 2000 | $ 18,000 | $ 18,000 |
| Members' withdrawals | (2,000) | (2,000) |
| Net income (loss) | (5,464) | (5,464) |
| Balance on December 31, 2001 | $ 10,536 | $ 10,536 |

*The accompanying notes are an integral part of these financial statements.*

**BPMG Insurance Services, LLC**
**Statement of Cash Flows**
**For the period from inception (February 22, 2000) to December 31, 2001**

| | | |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net income (loss) | | $ (5,464) |
| Adjustments to reconcile net cash and cash equivalents used in operating activities | | |
| (Decrease) increase in: | | |
| Accounts payable and accrued expenses | $ 5,000 | |
| Total adjustments | | 5,000 |
| **Net cash and cash equivalents used in operating activities** | | (464) |
| **Cash flows from investing activities:** | | – |
| **Cash flows from financing activities:** | | |
| Payment of loan from related party | (7,000) | |
| Members' withdrawal of equity | (2,000) | |
| **Net cash and cash equivalents used in operating activities** | | (9,000) |
| **Net decrease in cash and cash equivalents** | | (9,464) |
| **Cash and cash equivalents at February 22, 2000** | | 25,000 |
| **Cash and cash equivalents at December 31, 2001** | | $ 15,536 |

**Supplemental disclosure of cash flow information:**

| | |
|---|---|
| Cash paid during the period for | |
| Interest | $ – |
| Income taxes | $ 2,642 |

*The accompanying notes are an integral part of these financial statements.*

**BPMG Insurance Services, LLC**
**Notes to Financial Statements**
**For the period from inception (February 22, 2000) to December 31, 2001**

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*General*

BPMG Insurance Services, LLC (the "Company"), a California Limited Liability Company, was originally organized in February of 2000, under the name BPMG Investments and Insurance, LLC. The Company changed its name in June of 2001, when it was granted membership approval from the National Association of Securities Dealers, Inc. (NASD) and commenced operations. The Company operates as a registered broker/dealer in securities under the provisions of the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investor Protection Corporation (SIPC). The Company is engaged in providing variable life insurance, and annuity and investment securities products for their clientele.

These financial statements cover the period from the inception, February 22, 2000, to December 31, 2001.

*Summary of Significant Accounting Principles*

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company entered into an agreement with ValMark Securities, Inc. (ValMark), whereby it will transact all of its life insurance business exclusively through ValMark for a period of twenty-four (24) months commencing on December of 2000. In consideration for this agreement, the Company received a one time access fee from ValMark for $250,000, and a monthly retainer access fee for twelve (12) months, for $2,300, commencing in January of 2001.

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in net deferred tax assets or liabilities between years.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes certificates of deposits as cash equivalents.

## Note 2: RELATED PARTY TRANSACTIONS

The Company is a party to a management agreement with Burr, Pilger & Mayer, LLP (BPM), BPM, Inc., BPM Goldman Financial Design, LLC (BPMG) and BPMG Benefits & Insurance Services, LLC, whereby BPM provides office space, furniture and equipment, marketing, accounting, internal human resource management, office services and administrative support, and whereby BPMG pays all personnel expenses for the Company. The Company reimburses BPMG for all operating expenses and pays BPMG a management fee of up to 100% of the Company's net income, provided the withdrawal is not in violation of NASD regulations regarding net capital requirements. During the period ended December 31, 2001, the Company paid $331,000 in management fees to BPMG.

## Note 3: INCOME TAXES

The Company is a California registered limited liability company. The Federal taxation is similar to a partnership, whereby the taxes are paid at the member level. All tax effects of a partnership's income or loss are passed through to the partners individually.

The Company is subject to a limited liability company gross receipts tax, with a minimum provision of $800. At December 31, 2000 the Company recorded gross receipts tax of $1,842 and on December 31, 2001 the Company recorded the minimum limited liability company income tax of $800.

## Note 4: NET CAPITAL

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day to day, but on December 31, 2001, the Company's net capital of $10,536 exceeded the minimum net capital requirement by $5,536; and the Company's ratio of aggregate indebtedness ($5,000) to net capital was 0.47:1 which is less than the 15 to 1 maximum ratio required of a Broker/Dealer.

**BPMG Insurance Services, LLC**
**Schedule I - Computation of Net Capital Requirements**
**Pursuant to Rule 15c3-1**
**As of December 31, 2001**

| | | |
|---|---|---|
| **Computation of net capital** | | |
| **Members' equity** | | |
| Members' equity | $ 10,536 | |
| **Total members' equity** | | $ 10,536 |
| Less: Non allowable assets | | - |
| Net capital before haircuts | | 10,536 |
| Less: Haircuts and undue concentration | | - |
| **Net Capital** | | 10,536 |
| **Computation of net capital requirements** | | |
| Minimum net capital requirements | | |
| 6 2/3 percent of net aggregate indebtedness | $ 333 | |
| Minimum dollar net capital required | $ 5,000 | |
| Net capital required (greater of above) | | 5,000 |
| **Excess net capital** | | $ 5,536 |
| Ratio of aggregate indebtedness to net capital | 0.47:1 | |

There was no material difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2001.

*See independent auditor's report.*

**BPMG Insurance Services, LLC**
**Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3**
**As of December 31, 2001**

A computation of reserve requirement is not applicable to BPMG Insurance Services, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2).

*See independent auditor's report.*

**BPMG Insurance Services, LLC**
**Schedule III - Information Relating to Possession or Control**
**Requirements Under Rule 15c3-3**
**As of December 31, 2001**

Information relating to possession or control requirements is not applicable to BPMG Insurance Services, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2).

*See independent auditor's report.*


RECEIVED
MAR 01 2002

**BPMG Insurance Services, LLC**

**Report Pursuant to Rule 17a-5 (d)**

**Financial Statements**

**For the period from inception (February 22, 2000)**

**to December 31, 2001**

**BPMG Insurance Services, LLC.**

**Supplementary Accountant's Report**

**on Internal Accounting Control**

**Report Pursuant to 17a-5**

**For the Year Ended December 31, 2001**

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
BPMG Insurance Services, LLC.

In planning and performing my audit of the financial statements of BPMG Insurance Services, LLC. for the year ended December 31, 2001, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by BPMG Insurance Services, LLC. including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Kevin G. Breard
Certified Public Accountant

Northridge, California
February 15, 2002